UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Date of Event Reported: April 06, 2011
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Mahindra Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE

Other Events
On April 5, 2010, Satyam Computer Services Limited (the “Company” or “Mahindra Satyam”) announced that it had reached a settlement with the US Securities and Exchange Commission (“SEC”) in connection with the ongoing SEC investigation previously disclosed in our SEC reports. The Company concluded that it was in the best interests of Mahindra Satyam and its shareholders to achieve a complete and final resolution of this matter on the basis announced today.
This settlement relates to an accounting fraud perpetrated by the Company’s former management from at least 2003 through September 2008. All of the misconduct transpired under previous management prior to the nomination and appointment by the Government of India of new directors for the Company on January 11, 2009, and prior to the strategic investment by Venturbay Consultants Private Limited, a subsidiary controlled by Tech Mahindra Limited, that was completed in July 2009.
Under the terms of the settlement, the Company consented to the entry of a judgment requiring it to pay a civil penalty of $10 million, comply with the US federal securities laws, hire an independent consultant, and comply with certain undertakings. In entering into the settlement agreement, the Company did not admit or deny the allegations.
Mahindra Satyam cooperated with the SEC in its investigation. In its press release, the SEC referred to “the unique and significant remediation efforts made after the fraud became public in 2009” and stated that Mahindra Satyam had been transformed “into a new company with new management, directors and investors and state-of-the art controls.”

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Date: April 06, 2011	Name:	G. Jayaraman
	Title:	Company Secretary